April 14, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Copley Acquisition Corp
Amendment No. 3 to Registration Statement on Form S-1
Filed April 1, 2025
File No. 333-283972

Ladies and Gentlemen:

On behalf of our client, Copley Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 11, 2025, relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed via EDGAR on April 1, 2025.

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 3 to Registration Statement on Form S-1 filed April 1, 2025

Cover Page

1.	Regarding your new disclosures about the non-managing sponsor investors, we note that the governing documents do not contain the provision requiring the separate consent of a majority of non-managing sponsor investor holders to approve any forfeiture of the indirectly held founder shares. In addition, we note that the governing documents do not contain the provision requiring the separate consent of a majority of non-managing sponsor investor holders to approve any forfeiture or any transfer or exchange of the indirectly held placement units. Please reconcile. Please also address whether such approvals, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the consent rights referred to by the Staff in its comment #1 are set forth in the sponsor’s operating agreement, to which the managing member of the sponsor and the non-managing sponsor investors are parties thereto. The sponsor’s operating agreement limits the sponsor’s ability to unilaterally forfeit securities indirectly held by the non-managing sponsor investors without their consent. As disclosed in Amendment No. 4 and the Company’s prior filings with the Commission, pursuant to the governing documents of the sponsor, the management and control of the sponsor is vested exclusively with the managing member, Tok Li, without any voting rights by any members regardless of their respective ownership interests. The non-managing sponsor investors will not be granted any shareholder or other rights in addition to those afforded to the Company’s other public shareholders, and will only be issued membership interests in the sponsor, with no right to control the sponsor or vote or dispose of any securities held by the sponsor. As a result of holding membership interests in the sponsor, rather than directly holding private placement units or founder shares, there is no need or requirement to subject the Company to consent rights that already apply to the sponsor and its managing member with respect to securities held by the sponsor. Notwithstanding the foregoing, the Company has revised the cover page and pages 26, 28, 72, 177, and 182 of Amendment No. 4 to enhance its disclosure regarding the consent rights provided to the non-managing sponsor investors through the sponsor’s operating agreement.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Francis C.Y. Ng, Copley Acquisition Corp